festivalPass, LLC

Review Report

For the period:

January 1, 2019 - December 31, 2019

TABLE OF CONTENTS

Review Report	1
Balance Sheet	2
Income Statement	3
Statement of Cash Flows	4
Statement of Shareholder's Equity	5
Notes to the Financial Statements	6-7

Independent Accountant's Review Report

festivalPass, LLC 4/26/2020

To Whom it May Concern:

I have reviewed the accompanying income statement, balance sheet, cash flow statement and statement of shareholder's equity of festivalPass, LLC as of December 31, 2019. This review includes primarily applying analytical procedures to management's financial data and the performance of inquiries to the company's management. A review is substantially less in scope than an audit, the objective of which is to express an opinion regarding the financial statements. Accordingly, I do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States. As part of this responsibility management has a duty to design, implement, and maintain internal controls relevant to the preparation and presentation of the financial statements.

My responsibility is to conduct a review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. These standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe the results of my review procedures provide a reasonable basis for my report.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States.

Respectfully,

Christopher Velez, CPA

festivalPass, LLC
Balance Sheet
12/31/2019

ASSETS	
Cash and cash equivalents	
Checking	(124.78)
TOTAL ASSETS	**(124.78)**
LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES	
Credit Card	(0.02)
Total liabilities	**(0.02)**
MEMBERS' EQUITY	
Owner's Investment	125,000.00
Net Income	(125,124.76)
Total Members' equity	**(124.76)**
TOTAL LIABILITIES AND MEMBERS' EQUITY	**(124.78)**

festivalPass, LLC
Income Statement
1/1/2019 - 12/31/2019

INCOME	
Sales	1,183.89
Total income	**1,183.89**
COST OF GOODS SOLD	
Recurring Software Licenses	2,256.12
Total Cost of Goods Sold	**2,256.12**
GROSS PROFIT	**(1,072.23)**
EXPENSES	
Advertising & Marketing	6,304.18
Airfare	4,742.85
Bank Charges & Fees	95.00
Contractors	96,069.56
Insurance	99.00
Lodging	2,911.61
Meals & Entertainment	6,652.21
Office Supplies & Software	3,380.22
Other Business Expenses	136.27
Other Travel	20.00
Phone & Internet	245.15
Research & Periodicals	82.56
Ride Share & Taxi	2,914.66
Travel	139.88
Utilities	259.38
Total expenses	**124,052.53**
NET INCOME	**(125,124.76)**

festivalPass, LLC
Statement of Cash Flows
1/1/2019 - 12/31/2019

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	(125,124.76)
Net cash utilised in operating activities	**(125,124.76)**
CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Owner investment	125,000.00
Net cash provided by investing activities	**125,000.00**
Change in cash and cash equivalents	**(124.76)**
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	**(124.76)**

festivalPass, LLC
Statement of Shareholder Equity
1/1/2019 - 12/31/2019

Balance at 12/31/2018	-
Net loss	(125,124.76)
Owner's Investment	125,000.00
Balance at 12/31/2019	(124.76)

Notes to the Financial Statements

NOTE 1 – NATURE OF OPERATIONS

festivalPass, LLC was formed on February 20, 2019 ("Inception") in the State of New York. They provide online marketing for events.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Income Taxes

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States, and in the State of New York.

Revenue Recognition

Revenue is recognized as received.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances below the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company.

NOTE 4 – SUBSEQUENT EVENTS

The Company issued additional 100,000 Class A units at $1.00/Unit in Q1 of 2020 which resulted in cash proceeds of $100,000. Additionally, the company issued 722,160 Class A units at $1.662/Unit to Town Square Media in which Town Square provided $200,000 in cash and $1,000,000 in media as payment.

The Company has evaluated subsequent events through April 5, 2020, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.